SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2024

TRINITY BIOTECH PLC
(Name of Registrant)

IDA Business Park
Bray, County Wicklow, Ireland
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

This Form 6-K is being incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-182279, 333-195232 and 333-253070) and Registration Statements on Form F-3 (File Nos. 333-264992, 333-267160, 333-279017 and 333-280391).

EXPLANATORY NOTE

Trinity Biotech plc sent holders of its Ordinary Shares the following: “Letter from the Board of Trinity Biotech plc“, “Notice of Annual General Meeting“ and “Form of Proxy“. Copies of these documents are filed herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 and incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

99.1	Letter from the Board of Trinity Biotech plc

99.2	Notice of Annual General Meeting

99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Louise Tallon
Louise Tallon
Chief Financial Officer

Date:  September 05, 2024